June 10, 2011

John Reynolds Esq.

Assistant Director,

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re:                             BioReference Laboratories, Inc.

Form 10-K for the Fiscal Year ended October 31, 2010

Filed January 14, 2011

File No. 000-15266

Form 10-K for the Fiscal Year Ended October 31, 2010

1.               Please confirm that you will incorporate the draft changes in your response letter for prior comments eight and 11 in an amended Form 10-K for the fiscal year October 31, 2010.

Response:

A Form 10K/A will be filed incorporating our draft changes and inserts responding to prior comments 8 and 11.

Management’s Discussion and Analysis, page 10

Tabular Presentation of Results of Operations, page 11

2.               We need your response to our prior comment three. However, a full non-GAAP income statement is generally not allowed as it attaches undue prominence to the non-GAAP information. Please revise to eliminate the non-GAAP income statement.

Response:

A Form 10K/A will be filed eliminating the non-GAAP income statement in the Results of Operations.

Results of Operations, page 12

3.               We note your response to comment four of our letter dated March 28, 2011. Please revise your Form 10-K to incorporate your response regarding the increase in your patient volume and sales force. Your response should also incorporate changes relating to other known trends, demands, commitments, events and uncertainties, as requested in prior comment four.

Response:

A Form 10K/A will be filed containing a Management Discussion and Analysis updated for known trends.

Critical Accounting Policies — Accounting for Revenue and Accounting for Contractual Credits and Doubtful Accounts, page 15

4.               We read your response to our prior comment five. Your response does not address our comment in its entirety, therefore we reissue the comment. Please expand disclosure to provide greater insight into how management estimates the contractual adjustments and discounts especially with third party payors. We note that contractual adjustments were 76%, 75% and 71% of gross revenues for the fiscal years 2010, 2009 and 2008. Please discuss the critical assumptions and judgments management uses to determine the basis and the magnitude of these contractual adjustments. Also, please discuss if management analyzes actual contractual adjustments realized and modifies estimates prospectively.

Response:

The lengthy period of time between rendering services and reaching final settlement, compounded further by the complexities and ambiguities of reimbursement regulations make it difficult to estimate the net patient service revenue associated with health care programs [AICPA SOP 00-1 paragraph .02].

Health care entities need to estimate amounts that ultimately will be realizable in order for revenues to be fairly stated in accordance with GAAP. The basis for such estimates may range from relatively straightforward calculations using information that is readily available to highly complex judgments based on assumptions about future decisions [AICPA SOP 00-1 paragraph .06].

Management is responsible for the fair presentation of its financial statements in conformity with GAAP.  Despite the inherent uncertainties, management is responsible for estimating the amounts recorded in the financial statements and making the required disclosures in accordance with GAAP, based on management’s analysis of existing conditions.  Estimates that are significant to management’s assertions about revenue include the provision for third-party payor contractual adjustments and allowances [AICPA SOP 00-1 paragraph .09 and .10].

Accounting for revenues and costs of revenues in health care requires estimates in many cases; those estimates sometimes change (SAB topic 13; (4b).) As described below, BRLI believes that it has the appropriate internal controls and procedures as well as adequate books, records and data for the timely identification of necessary changes in estimates to be reflected in its financial statements.

Estimates of contractual adjustments, other adjustments, and the allowance for uncollectibles are reported in the period during which the services are provided, even though the actual amounts may not become finalized until a later date.  Although typically final settlements are not made until a subsequent period, they are usually calculated based on reasonable estimations and are reported in the financial statements in the period in which services are actually rendered. Differences between original estimates and subsequent revisions (including final settlements) are included in the statement of operations in the period in which the revisions are made and disclosed, even if material.  Those differences are not treated as prior period adjustments unless they meet the criteria for prior period adjustments as set forth in FASB Codification Topic 250-10 (formerly FASB Statement No. 16 Prior Period Adjustments). [Health Care Audit and Accounting Guide Chapter 5(Receivables) paragraph 5.08 and SOP 00-1 paragraph .36 and .37].

In Management’s opinion, BRLI’s estimates are reasonable; it reviews each patient related to its claims. [SAB Topic 13], and its substantial experience and familiarity with medical laboratory reimbursement provide it with sufficient basis to reasonably estimate revenues from payors.

The BRLI staff collects all available information on each individual claim as a basis for estimating revenues. This includes understanding and contacting, where necessary, the patients’ insurance company and requesting  payor rates, deductible and co-payment information as well as terms of payments, requirement of any appropriate clinical data and conditions of medical necessity through the provision of appropriate diagnosis codes. If any of the required information is not known or provided at the time service is rendered, direct calls are made to the referring provider to obtain necessary supplementary information.

If BRLI does not know or obtain sufficient information about the payor, it utilizes other sources such as a review of historical payments from this particular payor for other patients. If BRLI has no experience with the payor, its staff then looks to similar plan types from other payors with similar characteristics, government vs. non-government or electronic submission and/or adjudication vs. paper as examples, for its estimates until sufficient experience is obtained.

While the margin of over or under estimating may result in a slightly larger adjustment relative to these claims, past history has clearly established that the method BRLI utilizes provides reasonable estimations for reporting such revenues in the period in which services are rendered.  Typically within a two to four month period BRLI will receive a payment or payments for services rendered (this may only be partial payment). BRLI routinely reviews actual collections received from payors and adjusts its tables of estimated revenues to be recognized to reflect the actual payor rate of the insurance company or group.  All future revenues for this payor are then recognized based on BRLI’s experience with that insurance company’s payment history.  As indicated under Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Revenue Recognition” of the Form 10-K, BRLI adheres to the guidelines of SAB Topic 13 (SAB 104) in recognizing revenue for payors.  Additionally, to reiterate paragraph. 5.08 of the Health Care Audit and Accounting Guide, any differences between original estimates and subsequent revisions are included in the Statement of Operations in the period in which the revisions are made and disclosed, even if material.  The guide basically requires you to arrive at such estimates whether they come from relatively straight-forward calculations using information that is readily available to highly complex judgments, based on assumptions about future decisions (AICPA SOP 00-1 paragraph. 06).  BRLI’s historical experience and internal controls and procedures provide a basis for both making reasonable estimates of revenues for payors and identifying on a timely basis any necessary changes to estimates.  BRLI estimates revenues given that it has a reasonable basis for doing so in compliance with the provisions of SAB Topic 13 (SAB 104) and the above cited references.

The accuracy of the BRLI’s procedures is evidenced by the fact that the under (over) actual credits issued to estimates for the three year period Fiscal 2007, Fiscal 2008 and Fiscal 2009 total to only $141 as shown in the table below. Fiscal 2010 is not presented here since there is insufficient data on the actual collections available at the time of this response.

As Reported	2007	2008	2009
Gross Revenues	779,953	1,039,030	1,423,287
Contractual Adjustments and Discounts (estimate)	529,522	737,959	1,060,633
Net Revenues	250,431	301,071	362,654
Bad Debts (estimate)	34,855	40,313	51,518
Net Revenues Less Bad Debts	215,576	260,758	311,136

Contractual Adjustments and Discounts Plus Bad Debts	564,378	778,272	1,112,152
Actual Credits Issued	565,203	782,078	1,107,380
Under/(Over) Actual Credits Issued to Estimates	-825	-3,806	4,772
3 Year Under/(Over) Actual Credits Issued to Estimates			141

The immateriality of the differences between estimates and actual collections as a percentage of total net patient revenues supports BRLI’s ability to accurately estimate its revenues based on its internal controls and procedures.  It also illustrates complete compliance with the Health Care Audit and Accounting Guide together with the pertinent Statements of Position relating to Health Care Revenue Recognition.

Such has been disclosed in “Critical Accounting Policies” under item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of BRLI’s Form 10-K.

In view of the foregoing, BRLI has a solid basis for reasonably estimating the revenue from third-party payors and any adjustments due to the difference between original estimates and final settlements are properly accounted for in the proper period. The staff has commented on the high percentage values of contractual allowances. The average “across the board” collection percent for fiscal year 2006 was 29%, while the rate for fiscal year 2010 was 18%, a decrease in our collection rate of 11%, or a 38% reduction in the collection rate. In the aggregate, this has resulted in a change of our contractual rate, leading to larger contractual allowances and lower net revenues when computed as a percentage of gross revenues. Although individual collection rates may vary from period to period or payor to payor, based on the specific historical data analyzed, this is consistent with the current state of the economy as well as the ongoing trend in health care reimbursement.

Executive Compensation, page 20

5.               We note your response to comment in of our letter dated March 28, 2011, and we reissue it in part. We note your Senior Management Incentive Bonus Plans for 2009 and 2010 involve amounts that vary from 4% to 25% of a named executive officer’s gross wages if certain performance targets are met. Please revise your Compensation Discussion and Analysis to discuss how the compensation committee determined which percentage should apply in light of your performance. For example, it is unclear whether the bonus for the 2009 Plan awarded as a percentage of gross wages in between 10% and 25% based on the compensation committee’s discretion or on a pro rata formula based on their performance measure. Also, please revise to clarify which companies the compensation committee used to compare whether its base compensation for its named executive officers for fiscal year 2010 was appropriate. The companies you disclose in the response letter are in reference to the December 2010 employment agreement for Mr. Grodman

Response:

Senior Management Incentive Bonus Plans

In each of the last three fiscal years (2008, 2009 and 2010), the Compensation Committee adopted a Senior Management Incentive Plan for that year which it believed would incentivize Senior Management to push to achieve operating results which the Committee believed would inure to the benefit of stockholders as well as management. Each Plan provided goals which the Committee believed could only be achieved through extraordinary team efforts by Senior Management and was designed to incentivize Senior Management to operate the Company in the most efficient manner possible. While not specifically emulating any specific company or companies, the Compensation Committee took into consideration the economy in general and the goals of the Company that it wished to reward, namely to improve Company margins within attainable goals for management.  The national economic climate changed in 2008 after the 2008 Plan had been implemented and in the subsequent years the Committee felt a more conservative reward was consistent with the national economic conditions and reduced the maximum bonus accordingly.  In 2009, the Committee felt that the incentive would be more competitive if it broke it into separate parts while not changing the overall goals and rewards of the plan.  The Committee has at all times sought to provide a mechanism to reward outstanding efforts that enhance shareholder value without impacting the finances of the Company.  The following is a description of each Plan. The Compensation Committee has adopted a similar plan for fiscal 2011. Any bonuses required to be paid under the provision of any of the Senior Management Incentive Bonus Plans were required to be paid to each participant on the pro-rata formula established upon the adoption of the Plan and not at the discretion of the Compensation Committee.

2008 Plan

The 2008 Senior Management Incentive Bonus Plan (the “2008 Plan”) included 13 members of Senior Management, including the Company’s three executive officers, as participants. The 2008 Plan provided for bonuses only in the event the Company’s Total Operating Income for the 2008 fiscal year exceeded 10.49% of Net Revenues. Under the 2008 Plan, the bonus varied from 10% to 50% of the participant’s gross wages to the extent Total Operating Income as a percentage of Net Revenues varied from not less than 10.50% to 14.50% or more, provided that the maximum bonus to be paid to a participant could not exceed 50% of the participant’s annual wages in fiscal 2008.

2009 Plan

The 2009 Senior Management Incentive Bonus Plan (the “2009 Plan”) was structured similar to the 2008 Plan and included 14 members of Senior Management, including the Company’s three executive officers, as participants. The 2009 Plan provided for bonuses only in the event the Company’s Total Operating Income for the 2009 fiscal year exceeded 10.49% of

Net Revenues. Under the 2009 Plan, the bonus varied from 10% to 25% of the participant’s gross wages to the extent Total Operating Income as a percentage of Net Revenues varied from not less than 10.50% to 12.00% or more, provided the maximum bonus to be paid to a participant could not exceed 25% of the participant’s annual wages in fiscal 2009.

2010 Plan

The 2010 Senior Management Incentive Bonus Plan (the “2010 Plan”) included 17 members of Senior Management, including the Company’s three executive officers, as participants. The 2010 Plan was based on two separate financial formula calculations. The first formula (“Formula One”) provided for bonuses only in the event the Company’s Total Operating Income for the 2010 fiscal year equaled or exceeded 10.75% of Net Revenues. Under Formula One, the bonus varied from 4% to 10% of the participant’s gross wages as Total Operating Income as a percentage of Net Revenue varied from not less than 10.74% to 12.76%, provided that the maximum bonus to be paid under Formula One to a participant could not exceed 10% of the participant’s annual wages in fiscal 2010.

The second formula (“Formula Two”) provided for bonuses based on the percentage increase in the Company’s Operating Income from fiscal 2009 (the “Base Year”) to fiscal 2010. A bonus to each participant with respect to Formula Two would only be payable if the Company’s Operating Income in fiscal 2010 exceeded by at least 24.99% , the Company’s Operating Income in fiscal 2009.

Under Formula Two, the bonus varied from 6% to 15 % of the participant’s gross wages as the percentage increase in the Company’s Operating Income in fiscal 2010 compared to fiscal 2009 varied from not less than 24.99% to in excess of 39.99% provided that the maximum bonus to be paid under Formula Two to a participant could not exceed 15% of the participant’s annual wages in fiscal 2010.

See Item 11 — the “Summary Compensation Table”, column (g) “Non-Equity Incentive Plan Compensation” as to the bonuses paid under the Senior Management Incentive Compensation Plan with respect to fiscal 2010 and 2009. No bonuses were earned under the Senior Management Incentive Compensation Plan with respect to fiscal 2008.

Compensation Discussion and Analysis

Background

Through fiscal 2001, the Board of Directors, including the Company’s three executive officers, were responsible for reviewing the compensation paid to the Company’s executive officers, provided that none of the Company’s executive officers could vote with respect to his own compensation package. In fiscal 2002, the Company established a Compensation Committee consisting of three non-employee directors, Morton L. Topfer (Chairman), Gary Lederman and John Roglieri. Mr. Topfer resigned as a director and as a member of the Compensation Committee in February 2004. In March 2004, Dr. Roglieri became the Chairman of the Compensation Committee and Mr. Elias was elected as a member of the Committee. Mr. Benincasa was elected as a member of the Committee in June 2005.

In May 1997, the Company executed an employment agreement with Dr. Grodman which expired on October 31, 2004.  Effective November 1, 2004, the Company executed a new seven year employment agreement with Dr. Grodman.  On December 31, 2010, the Company executed a new employment agreement with Dr. Grodman expiring on October 31, 2017 and superseding the contract then in effect. The terms of the new employment agreement are described above. See “Employment Agreements with Named Officers.”

In May 1997, the Company also executed employment agreements with Messrs. Dubinett and Singer (each expiring on October 31, 2002). During fiscal 2002, the Compensation Committee authorized extensions of both Messrs. Dubinett and Singer’s contracts for two additional years, with the Company having the option to extend each agreement for two consecutive one-year periods in addition. In consideration for Messrs. Dubinett and Singer executing the extension agreements, the Company agreed that the base compensation during each extension year would not be less than the total cash compensation paid to such individual in fiscal 2002. The Company’s option to extend Mr. Dubinett and Mr. Singer’s employment agreements was further extended through fiscal 2011 for Mr. Dubinett and thorough March 15th, 2012 for Mr. Singer.

Executive Compensation Philosophy

The objective of the Company’s compensation program for its three executive officers is to reward them for their leadership and efficiency in their areas of responsibility and for their overall contribution to the Company’s performance (Dr. Grodman as chief executive officer, Mr. Dubinett as chief operating officer responsible for healthcare regulatory compliance and insurance matters, and Mr. Singer as chief financial officer responsible for all financial matters). Except for the Senior Management Incentive Bonus Plan, there are no specific performance objectives or targets required to be achieved.

The elements of compensation for each of the executive officers are the following cash amounts.

(i)             Annual “Base Compensation”

(ii)          Participation in the Senior Management Incentive Bonus Plan

In view of the fact that our three named executive officers own substantial equity interests in the Company, our compensation program for them focuses primarily on base salary, subject to annual increase based upon a review of the executive’s and the Company’s performance. In addition, to further incentivize our executive officers as well as certain other members of senior management, in 2005, we established a Senior Management Incentive Bonus Plan designed to assist in the Company’s profitability. The Plan is designed to encourage a “team effort” as all of the senior management participants are rewarded under the Plan if the Targets are achieved and none of them are rewarded under the Plan if the Targets are not achieved. Bonuses under the Plan are earned and paid only to the extent the Company’s Total Operating Income equaled certain designated percentages of Total Net Revenues. Plan criteria were met with respect to fiscal 2007, 2009 and 2010 so that bonuses were earned and paid, but no bonuses were earned or paid under the Plan with respect to fiscal 2008 as the Plan’s targeted performances were not achieved. See “Senior Management Incentive Bonus Plan” herein.

Process for Determining Executive Compensation

Dr. Grodman’s 2004 seven year employment agreement was due to expire in October 2011. Dr. Grodman negotiated the terms of his new employment agreement directly with the Compensation Committee which did not have specific performance objectives for the Company to achieve in the future but believed that the steady increase in each of the past four years in the Company’s net revenues and profits were to a significant degree attributable to Dr. Grodman’s leadership as president and chief executive officer. The Committee believed it was important for the Company and its stockholders to secure Dr. Grodman’s services for another seven years. In addition, the Compensation Committee relied in part on executive compensation studies furnished by Compensation Resources, Inc. See “Rationale for Current Agreements with Three Executive Officers”.

Mr. Dubinett and Mr. Singer have employment contracts which periodically are extended for relatively short periods. They each negotiate the terms of their contracts including their Base Compensation with Dr. Grodman who then recommends the terms to the Compensation Committee for approval. Since fiscal 2008, the Base Compensation and the increase in Base Compensation in each year for Mr. Dubinett and for Mr. Singer have been identical. This is because in the opinion of Dr. Grodman and the Compensation Committee, each of such executive officers has performed his duties flawlessly and to distinguish between them in compensation could cause the Company to lose the services of one of them. The relative short term of each of their employment agreements could allow for early termination if Dr. Grodman or the Compensation Committee is not satisfied with either officer’s performance. Furthermore, the increases in their Base Compensation in each of the past three fiscal years have been as follows and such increases include automatic increases in fiscal years 2008 and 2010 based upon increases in the Consumer Price Index.

Increases in Base Compensation for Each of

Mr. Dubinett and Mr. Singer Over the Prior Three Fiscal Years

	Amount	Percentage Increase*

Fiscal 2008	$39,585	12%

Fiscal 2009	18,490	5%

Fiscal 2010	19,075	5%

* Includes increases in fiscal 2008 and fiscal 2010 due to increases in the Consumer Price Index.

In addition to their Base Compensation, Dr. Grodman, Mr. Dubinett and Mr. Singer have been and are participants in the Company’s Senior Management Incentive Compensation Plans.

Rationale for Current Employment Agreements with the Three Executive Officers

In December 2010, the Compensation Committee approved a new employment agreement (the “New Contract”) with Dr. Grodman ensuring that he would continue to serve as president of the Company through October 31, 2017.  The New Contract superseded the employment agreement then in effect and due to expire on October 31, 2011 (the “Old Contact”).  In negotiating Dr. Grodman’s New Contract, the Compensation Committee relied in part on executive compensation studies furnished by Compensation Resources, Inc., an independent executive compensation consulting firm (“CRI”). After taking into account the compensation paid to the chief executive officers of a peer group of nine publicly owned clinical testing laboratories (including the two major national laboratories, Quest Diagnostics, Inc. and Laboratory CP of America Holdings) CRI concluded that Dr. Grodman’s compensation package under the Old Contract was below (by over 20%) the comparable value delivered to the chief executive officers in the peer group and that Dr. Grodman’s compensation in its totality under the New Contract was within a reasonable comparable range. The nine peer group publicly owned clinical testing laboratories used as a benchmark by CRI were;

Bioclinica Inc.

Genoptix Inc

Laboratory CP of Amer Hldgs

Medtox Scientific Inc.

Neogenomics Inc.

Orchid Cellmark Inc.

Psychemedics Corp.

Quest Diagnostics Inc.

Response Genetics Inc.

The Compensation Committee also determined that the Base Compensation paid with respect to fiscal 2010, and the terms of the extension agreements with Messrs. Dubinett and Singer, were reasonable in relationship to the services performed, the responsibilities assumed and the results obtained, and were in the best interests of the Company. In connection with Dr. Grodman’s compensation, the Compensation Committee considered the Company’s increase in net revenues, patients serviced, working capital and shareholders’ equity in fiscal 2010 compared with the corresponding period in fiscal 2009. Furthermore, after a review of the base compensation paid to the named executive officers of the following companies, namely Alliance Healthcare Services, Inc., Bioclinica Inc., Genoptix Inc., Insight Health Svcs Hldg Corp, Laboratory Cp of America Hldgs, Medtox Scientific Inc., Quest Diagnostics Inc. and Radnet Inc., the Compensation Committee concluded that the base compensation to be paid to Messrs. Grodman, Dubinett and Singer for fiscal 2010 was well within the range of the base compensation levels of the named executive officers at such other companies and was appropriate.

Financial Statements

Note 2 — Summary of Significant Accounting Policies

Contractual Credits and Provision for Doubtful Accounts, page 40

6.               We read your response to our prior comment 13. Your response did not address our comment in its entirety. We therefore reissue the comment, in part. Please provide to us the amounts of contractual adjustments that you recognized in a subsequent period for each year for which an income statement is presented.

Response:

Year	November (000)
FY 2008	FY 2009 $494
FY 2009	FY 2010 $897
FY 2010	FY 2011 $543

BRLI hereby acknowledges that:

•                  BRLI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  BRLI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Bio-Reference Laboratories, Inc.
By

/s/ Sam Singer
Senior Vice President Principal Financial Officer